

Mail Stop 3561

February 3, 2009

Via U.S. Mail

Robert Stopanio
President
Scorpion Performance, Inc.
3000 SW 4th Avenue
Fort Lauderdale, Florida 33315

Re: Scorpion Performance, Inc.
Amendment No. 4 to Registration Statement on Form 10
Filed February 22, 2009
File No. 000-52859

Dear Mr. Stopanio:

We have reviewed your responses to the comments in our letter dated December 15, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Form 10

General

1. We note you omitted Item 1 and Items 3 through 14. Please re-file the Form 10 to include all items, not just the items that you revised.

Risk Factors

The Current Decline in the Automobile Industry

2. We note your added disclosure regarding steps you are taking to diversify your operational activities by expanding your anodizing division and developing the capability to manufacture certain medical instruments and appliances used in orthopedic procedures. To the extent you discuss future business plans or strategies, please add disclosure about the implementation costs, the source of funds and the potential timeline for implementing a plan or strategy in your Business or Plan of Operations sections of the filing. In the alternative, delete these added references to diversifying your operational activities. Refer to our prior comment 25 in our letter to you dated November 8, 2007 for additional guidance.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Charles B. Pearlman, Esq.
Fax: (954) 462-4260